# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rank One Computing Corporation, CIK 0002077709
CUSIP: 753040104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1290 Broadway, Suite 1200, Denver, Colorado (CO), 80203
Date of event which requires filing of this statement: 02/19/2026
Filed by CIK 0002111064

## Reporting persons
- Joshua Klontz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,737,790; shared voting power 0; sole dispositive power 4,737,790; shared dispositive power 0; aggregate amount beneficially owned 4,737,790 (25.3% of the class)

## Item 1. Issuer
Name of issuer: Rank One Computing Corporation
Address of issuer's principal executive offices: 1290 Broadway, Suite 1200 Denver, CO 80203 (303) 317-6118

## Item 2. Person Filing
Name of person filing: Joshua Klontz
Address of principal business office or, if none, residence:
1290 Broadway,
Suite 1200 Denver, CO 80203
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,737,790
Percent of class: 25.3%
Sole power to vote or to direct the vote: 4,737,790
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,302,600
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joshua Klontz: /s/ David Ray, David Ray/General Counsel (04/20/2026)